AECOM	213.593.8000	tel
555 S. Flower Street	213.593.8730	fax
Suite 3700
Los Angeles, CA 90071
www.aecom.com

May 23, 2014

VIA EDGAR

Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:                             AECOM Technology Corporation

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Filed February 5, 2014

File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated May 1, 2014 of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-Q for the Fiscal Quarter Ended December 31, 2013

Note 6 — Joint Ventures and Variable Interest Entities, page 8

1.              We note your response to our prior comment 5 from our letter dated March 11, 2014. Please resubmit a copy of the December 27, 2013 modified joint venture operating agreement that has comparable legibility to the other agreements you provided supplementally.

Please expand your analysis to support your conclusions that the variable interest entity business scope exceptions for the AECOM Arabia Ltd. joint venture were not satisfied and, more specifically, quantify and fully describe the total equity, subordinated debt and financial support provided by each investor. In addition, quantify your support for your conclusion that this joint venture is a variable interest entity on the basis that it requires additional subordinated financial support and provide the audited financial statements of the joint venture. Further, given that the operations of the joint venture are in Saudi Arabia and Xenel’s economic interest is 51%, indicate whether there are any local legal provisions that would affect or nullify your tie-breaking vote on any of the key decisions referenced in your response and specify what the consideration exchange was to Xenel under the modified joint venture operating agreement.

The Company has resubmitted to the Staff a more legible copy of the December 27, 2013 modified joint venture operating agreement and provided a copy of the most recent audited financial statements of the AECOM Arabia Ltd. joint venture (“AA” or “joint venture”).

AA was originally created in 1976 to provide services for a variety of engineering fields on small contracts in Saudi Arabia.  In order to capitalize on current and future growth opportunities in Saudi Arabia, particularly mega fixed price infrastructure projects, and to better align AA with current and future growth opportunities, AA members entered into the modified joint venture agreement. The Company considers mega fixed price infrastructure projects as those projects that are high profile in nature, involve substantial risks and rewards, and require a contracting entity to undertake complex engineering, construction, and construction management activities.  Executing these activities are the core capabilities of the Company. A key purpose of the modified joint venture agreement was to provide the Company with control of AA so the Company could lead pursuits for these mega projects and deliver on them in an efficient and effective manner. The other member of AA, Xenel, does not have the experience, personnel, or the technical expertise to execute these mega projects. Further, these mega projects in Saudi Arabia generally are contracted on a fixed price basis, which could lead to material financial risks to the contractor due to ineffective execution. Both members of AA are also aware of various other similar projects that were executed by other contractors that led to material financial losses due to ineffective execution. Therefore, to maximize growth opportunities and minimize the related material financial risk to the joint venture, it was determined and agreed by both partners that the Company should control a majority of the key decisions of AA.

Variable Interest Entity Business Scope Exceptions

In determining that the variable interest entity business scope exception for AA was not satisfied, the Company considered the following guidance under Accounting Standards Codification (“ASC”)  810-10-15-17 (d):

“A legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections unless any of the following conditions exist:

1.              The reporting entity, its related parties (all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)(1)), or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee.

2.              The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

3.              The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.

4.              The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.”

The Company concluded that condition number 1 exists as the Company initiated and participated in the redesign of the modified AA operating agreement, developed the fiscal 2014 business plan, established the new operating policies and provided guidance on the current and future operations of AA. As discussed above, the redesign of the modified joint venture agreement now aligns its core competencies with the Company’s expertise.  Further, AA is not a joint venture as defined in ASC 323-10-20 because it is not under the joint control of AA and Xenel as all significant decisions related to AA do not require unanimous consent of both members.

Also, the Company concluded that condition number 3 exists since the Company provides more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to AA.  As of December 31, 2013, AECOM and Xenel have provided equity and subordinated debt of approximately 60% and 40%, respectively, on a fair value basis, based on the independent third party valuation referenced in the Joint Ventures and Variable Interest Entities footnote to the financial statements in the Form 10-Q for the quarter ended December 31, 2013.

Accordingly, the business scope exception was not met.

Variable Interest Entity Determination

After concluding that the Company holds variable interests in AA and that the business scope exception was not met, the Company considered the following guidance under ASC 810-10-15-14 to determine if AA continued to be a variable interest entity (“VIE”) upon the modification of its operating agreement.  An entity is deemed to be a VIE if it has any of the following characteristics:

•                  The entity does not have enough equity to finance its activities without additional subordinated financial support.

•                  The equity holders, as a group, lack the characteristics of a controlling financial interest.

•                  The legal entity is structured with non-substantive voting rights.

The Company concluded that AA does not have enough equity to finance its activities without additional subordinated financial support. In accordance with ASC 810-10-25-45 “the demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both.”  The Company first considered the following qualitative factors to determine if AA had adequate equity at risk:

a.              Has AA demonstrated that it can finance its activities without additional subordinated financial support?

b.              Does AA have at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support?

The Company noted the following factual qualitative information:

•                  As noted above, AA’s financial results could be materially impacted by losses under the mega fixed-price contracts.    AA is exposed to financial risks associated with improper estimation of costs during the bidding process, unexpected delays in the delivery of a project, inability to execute on the technical requirements of a project, geographic political volatility, or other adverse changes that may occur during the contract period.

•                  Due to the nature of the mega projects, the projects generally require significant working capital cash flow from the contractor. As a pursuer of mega projects, AA is required to fund costs up front such as bidding costs, direct payroll, subcontractor advances, and other miscellaneous costs, while the payment terms from the customer are generally on a milestone basis. AA currently has approximately 130 days sales outstanding for its operations.

•                  During fiscal 2013, AA entered into discussions with certain third party financial institutions to obtain financing for its working capital needs. The Company was notified by the third party financial institutions during fiscal 2013 that in order for AA to obtain additional third party financing, AA would need to obtain a guarantee from AECOM because AA did not have enough equity or operating cash flows to meet the creditworthiness requirement of these third party lenders.

•                  Since AA has been unable to obtain third party financing, the Company had provided to AA working capital loans of $24 million and $38 million as of December 31, 2012, and 2013, respectively. For fiscal 2014, AA forecasts significant additional working capital funding will be necessary to pursue and execute on AA’s current business plan. Further, Xenel did not provide its full proportionate share of working capital support. It provided $1 million of working capital support to AA as of December 31, 2012 and 2013 even though, pursuant to the terms of the original and modified operating agreements, each of the members of AA were to provide financial support equal to their voting percentage. In addition, the Company noted that the working capital support it provided to AA was not akin to additional equity since it is not a legal form of equity, and did not provide the Company with the right to share in the residual economics of the joint venture, was (as noted above) not provided proportionally, nor did the working capital loans provide the Company with any additional voting power.

•                  As noted above, a key reason for the modification of the joint venture operating agreement was to allow AA to purse mega projects. Therefore, it was the intent of the members of AA for AA to incur significant debt in future years to fund the pursuit, execution, and delivery of these mega projects. For example, AA is currently, and was at December 31, 2013, in pursuit of a mega fixed price metro train link project in Saudi Arabia with total estimated value in excess of $200 million. AA was in discussions with third party lenders prior to and during the modification of the joint venture agreement to obtain additional financing. The third party lenders would not provide additional financing without a guarantee by the Company, and stated that a guarantee from Xenel would not be sufficient.

As provided in ASC 810-10-25-45, the sufficiency of equity may be based either on qualitative analysis or quantitative analysis or a combination of both.  Based on the qualitative analysis performed, the Company concluded that AA could not finance its activities without additional subordinated financial support. Accordingly, the Company, and its external auditor concluded that a quantitative analysis was not necessary and no such analysis was performed.

Local Legal Provisions

The Company reconfirmed with external local counsel that there are no local legal provisions that would affect or nullify the tie-breaking vote on any of the key decisions referenced in AECOM’s comment response letter to the Staff dated April 11, 2014.

Consideration

As noted above, the primary reason for the modification of the joint venture agreement was to better align the control of AA with the capabilities and expertise of the member that could capitalize on growth opportunities and maximize the economic benefit to the members while minimizing financial and operational risks. Therefore, the modified joint venture agreement provided the Company with control of the joint venture. The consideration provided to Xenel to enter into this modification comes in the form of allowing it to continue to receive 51% of the economic benefit generated from projects that it would not be able to obtain without the Company’s expertise and financial support. As a result, the Company has contributed a substantially greater share of financial support to AA via working capital loans, even though the original operating agreement did not require the Company to provide this level of support. Had Xenel provided its proportionate share of working capital loans, it would have had to provide AA with an additional $19 million as of December 31, 2013. Thus, Xenel has received a benefit as a result of the Company’s willingness to provide these working capital loans. For AA to successfully execute these mega infrastructure contracts and sustain the projected growth, further financial support will need to be provided. As previously noted, third party lenders have all required an AECOM guarantee in order for AA to obtain financing.

Note 16 — Commitments and Contingencies, page 18

AECOM Australia, page 18

2.              We note your response to our prior comment 6 from our letter dated March 11, 2014. Please specify when you became aware of the recent lawsuit for an amount up to $1.4 billion involving your Australian unit and whether you deem this to be a material legal proceeding. Also, explain your rationale in a sufficiently detailed manner as to why you believe AECOM Technology Corporation has no direct liability with respect to this matter under Item 103 of Regulation S-K given that the disclosure requirements thereof apply to any of a registrant’s subsidiaries.

The Company became aware of the several lawsuits filed against its subsidiary, AECOM Australia Pty Ltd (“AECOM Australia”), in May 2012.  As the Company has clarified in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 7, 2014, the potential range of loss and the resolution of these matters cannot be determined at this time primarily due to the early stage of the litigation.  None of the plaintiffs has quantified the amount of damages sought, the damages sought by one of the plaintiffs, WestLB, are duplicative of damages already included in the receivers’ claim and AECOM Australia has filed Apportionment Defenses and Cross-Claims against numerous third parties which could affect the quantum of any potential damages, even if the plaintiffs were successful.

While there is a possibility that, if these matters are not resolved in AECOM Australia’s favor, it could have a material adverse effect on the Company’s results of operations, the Company believes that it is premature to categorize the matter as a material legal proceeding.  For this reason, as noted in the Company’s letter to the Staff dated April 11, 2014, the Company has chosen to disclose in its Exchange Act reports the AECOM Australia matter in an attempt to provide investors with information regarding large litigation matters in which the Company or any of its subsidiaries is a party, even though this matter may not currently require disclosure as a material legal proceeding.

The Company is aware that the disclosure requirements of Item 103 of Regulation S-K apply to any of a registrant’s subsidiaries, and has not treated the AECOM party as determinative of whether or not there is a disclosable material legal proceeding.  The Company’s prior statement regarding direct liability was meant only to note to investors that AECOM Australia was the sole AECOM entity named as a defendant in the lawsuits. When and if the matter is determined to be a material legal proceeding, the Company will include appropriate disclosure in its future filings.

Please contact the undersigned at (213) 593-8732 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Stephen M. Kadenacy

Stephen M. Kadenacy

Chief Financial Officer

cc:                    Michael S. Burke, President and Chief Executive Officer, AECOM Technology Corporation David Y. Gan, Senior Vice President, Assistant General Counsel, AECOM Technology Corporation